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                                   EXHIBIT 11
                             NETSCOUT SYSTEMS, INC.
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                   (UNAUDITED)

BELOW IS A SUMMARY OF THE SHARES USED IN COMPUTING BASIC AND DILUTED NET INCOME PER SHARE FOR THE PERIODS INDICATED.


                                                THREE MONTHS ENDED
                                                     JUNE 30,
                                                 2000         1999
                                              ----------   ----------
Weighted average number of shares
outstanding ...............................   26,762,130   14,331,206
Shares attributable to Class B Convertible
Common Stock ..............................         --      6,977,254
Shares attributable to Series A Preferred
Stock .....................................         --      1,263,158
Stock options .............................    1,192,362    2,337,007
                                              ----------   ----------
Shares used in computing diluted net income
per share .................................   27,954,492   24,908,625
                                              ==========   ==========


For diluted net income per share, stock options to purchase 780,980 and 205,536 shares of Common Stock for the three months ended June 30, 2000 and 1999, respectively, were outstanding at period end but were not included in the computation of diluted net income per share because the exercise prices of the options were greater than the average fair value of the common stock for the respective period.